Filed By Energy Transfer Corp LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Williams Companies, Inc.

Commission File No.: 001-04174

Date: May 26, 2016

Energy Transfer Equity, L.P. issued the following press release on May 26, 2016:

ENERGY TRANSFER EQUITY ANNOUNCES COUNTERCLAIMS AGAINST WILLIAMS

Seeks court ruling that it may terminate its merger agreement with Williams; Also Announces Dismissal of Williams’ Lawsuit Against Kelcy Warren

DALLAS — May 26, 2016 — Energy Transfer Equity, L.P. (NYSE: ETE) (“ETE” or the “Partnership”) today announced that it has filed its Affirmative Defenses and Counterclaim in the lawsuit brought by The Williams Companies, Inc. (NYSE: WMB) (“Williams”) in the Delaware Court of Chancery on Friday, May 13, 2016. The Affirmative Defenses and Counterclaim were filed under seal on May 20, 2016.

The Counterclaim alleges that Williams has breached the merger agreement entered into with ETE on September 28, 2015, by, among other things:

•	the Williams board of directors modifying or qualifying its approval and recommendation of the merger by, among other things, (i) modifying, qualifying or disclaiming the fundamental bases for its original recommendation of the merger, including by concluding that the fairness opinions obtained by the Williams board of directors are no longer reliable and declining to obtain new fairness opinions, (ii) refusing to reconfirm its recommendation of the merger that was made on September 28, 2015 in the face of such disclaimers, and (iii) consistently making public statements implying that the Williams Board supports enforcing the merger agreement as opposed to completing the merger;
•	refusing to cooperate with ETE’s efforts to finance the merger;
•	failing to use reasonable best efforts to complete the merger; and
•	suing Kelcy Warren, the Chairman of the Board of Directors of ETE’s general partner, personally in Dallas County, Texas in violation of a mandatory forum selection provision in the merger agreement.

ETE seeks a declaratory judgment that Williams has breached the merger agreement, including by its board of directors modifying or qualifying its approval and recommendation of the merger, and that due to Williams’ breaches and its delays in bringing its claims, Williams is not entitled to the relief it seeks. ETE also seeks a judgment that due to Williams’ breaches of the merger agreement, ETE is entitled to immediately terminate the merger agreement. In the event ETE is entitled to and does terminate the merger agreement due to a modification or qualification of the Williams board of directors’ recommendation of the merger, Williams would owe ETE a termination fee of $1.48 billion.

In addition, ETE seeks a declaratory judgment that, in the event Latham & Watkins LLP (“Latham”), its outside tax counsel, is not able to deliver a 721(a) tax opinion prior to the outside date of June 28, 2016 set forth in the merger agreement, ETE will be entitled to terminate the merger agreement without penalty due to the failure of a closing condition. Latham has advised ETE that it would not be able to deliver this tax opinion were the opinion requested as of today, and ETE believes that there is a substantial risk that the closing condition relating to this tax opinion will not be met or waived.

ETE also announced today that, on May 24, 2016, the District Court of Dallas County, Texas granted a motion to dismiss the lawsuit brought by Williams against Kelcy Warren. Mr. Warren had filed the motion to dismiss on the basis that Williams’ lawsuit against him in Dallas County was a breach of the mandatory forum selection provisions of the merger agreement, among other things.

Notwithstanding the pendency of the litigation described above, ETE intends to continue to comply with all of its obligations under the merger agreement. The parties have agreed to expedited proceedings with respect to the lawsuit in the Delaware Court of Chancery, with a trial scheduled to be held June 20 and June 21, 2016.

Energy Transfer Equity, L.P. (NYSE:ETE) is a master limited partnership that owns the general partner and 100% of the incentive distribution rights (IDRs) of Energy Transfer Partners, L.P. (NYSE: ETP) and Sunoco LP (NYSE: SUN). ETE also owns approximately 2.6 million ETP common units and approximately 81.0 million ETP Class H Units, which track 90% of the underlying economics of the general partner interest and IDRs of Sunoco Logistics Partners L.P. (NYSE: SXL). On a consolidated basis, ETE’s family of companies owns and operates approximately 71,000 miles of natural gas, natural gas liquids, refined products, and crude oil pipelines. For more information, visit the Energy Transfer Equity, L.P. website at www.energytransfer.com.

Forward-looking Statements

This communication may contain forward-looking statements. These forward-looking statements may include, but are not limited to, statements regarding the merger of the Partnership and Williams, the expected future performance of the combined company (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the Registration Statement on Form S-4, filed with the SEC on November 24, 2015, as amended on January 12, 2016, on March 7, 2016, on March 23, 2016, on April 18, 2016, on May 4, 2016 (two amendments), on May 16, 2016 and on May 24, 2016 (the “Form S-4”) and in the most recent Annual Report on Form 10-K for each of the Partnership, Energy Transfer Partners, L.P. (“ETP”), Sunoco Logistics Partners L.P. (“SXL”), Sunoco LP (“SUN”), Williams and Williams Partners LP(“WPZ”) filed with the SEC and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in the Form S-4 and in the Partnership’s, ETP’s, SXL’s, SUN’s, Williams’ and WPZ’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in the Form S-4 and in other reports or documents that the Partnership, ETP, SXL, SUN, Williams and WPZ file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any business combination transaction between the Partnership, Energy Transfer Corp, LP (“ETC”) and Williams; (2) the ultimate outcome and results of integrating the operations of the Partnership and Williams, the ultimate outcome of the Partnership’s operating strategy applied to Williams and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of the Partnership, ETC and Williams, including the combined company’s future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Williams stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction-related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of the Partnership’s common units and ETC common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETC common shares to Williams stockholders; (9) the ability to maintain the Partnership’s, ETP’s, SXL’s, SUN’s, Williams’ and WPZ’s current credit ratings; and (10) the outcome and impact of the lawsuits filed by Williams against the Partnership and its management. All forward-looking statements attributable to the Partnership or any person acting on the Partnership’s behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Neither the Partnership nor Williams undertakes any obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposed business combination between the Partnership and Williams. In furtherance of the proposed business combination and subject to future developments, the Partnership, ETC and Williams have filed a registration statement on Form S-4 with the SEC and a proxy statement/prospectus of WMB and other documents related to the proposed business combination. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document the Partnership, ETC or Williams may file with the SEC in connection with the proposed business combination. The registration statement of ETC was declared effective by the SEC on May 25, 2016. INVESTORS AND SECURITY HOLDERS OF THE PARTNERSHIP AND WILLIAMS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Definitive proxy statement(s) will be mailed to stockholders of Williams. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by the Partnership, ETC and Williams through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by the Partnership and ETC with the SEC will be available free of charge on the Partnership’s website at www.energytransfer.com or by contacting Investor Relations at 214-981-0700 and copies of the documents filed by Williams with the SEC will be available on Williams’ website at investor.williams.com.

The Partnership and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of the Partnership’s general partner is contained in the Partnership’s Annual Report on Form 10-K filed with the SEC on February 29, 2016 (as it may be amended from time to time). Additional information regarding the interests of such potential participants is included in the proxy statement / prospectus and other relevant documents filed with the SEC. Investors should read the proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the Partnership using the sources indicated above.

Williams and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of Williams is contained in Williams’ Annual Report on Form 10-K filed with the SEC on February 26, 2016 (as it may be amended from time to time). Additional information regarding the interests of such potential participants is included in the proxy statement / prospectus and other relevant documents filed with the SEC. Investors should read the proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Williams using the sources indicated above.

Contacts

Investor Relations:

Energy Transfer Equity, L.P.

Brent Ratliff, 214-981-0795

or

Lyndsay Hannah, 214-840-5477

or

Media Relations:

Granado Communications Group

Vicki Granado, 214-599-8785

mobile: 214-498-9272

or

Brunswick Group

Steve Lipin, 212-333-3810

or

Mark Palmer, 214-254-3790